UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2011

Commission File Number 000-50991

TELVENT GIT, S.A.

(Translation of registrant’s name into English)

Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Notice of Commencement of Involuntary Delisting From the NASDAQ Global Select Market

On October 13, 2011, Telvent announced that it received notification from the Staff of The NASDAQ Stock Market, Inc. (the “Staff”) NASDAQ Stock Market, Inc. (the “Staff”) that the Staff has determined that, in connection with Schneider Electric Espana’s (“Schneider”) successful tender offer whereby Schneider acquired 98.215% of Telvent’s outstanding ordinary shares, Telvent does not comply with the minimum 750,000 publicly held shares requirement in Listing Rule 5450(b)(1)(B) and the audit committee composition requirements set forth in Listing Rule 5605(c)(2).

As a result, the Staff has decided to exercise its discretionary authority under Listing Rule 5101 to delist Telvent’s ordinary shares. Telvent expects trading of its shares will be suspended at the opening of business on October 21, 2011 and a Form 25-NSE to be filed with the Securities and Exchange Commission which will remove Telvent’s ordinary shares from listing and registration on The NASDAQ Stock Market. To the extent market makers in Telvent’s shares continue to enter bids, Telvent expects its ordinary shares to be quoted in the OTC Bulletin Board or, in the alternative, in the Pink Sheets. However, there is no assurance that this will occur.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A.
(Registrant)

By:	/s/	Ignacio González
	Name:	Ignacio González
	Title:	Chief Executive Officer

Date: October 13, 2011